EXEMPTION NO. 082-34734

PETER HAMBRO MINING PLC

11, GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: http://www.peterhambro.c[redacted]eterhambro.com

Press Release Issued on 26th July 2004:

Trading Update

26 July 2004

Highlights

- Peter Hambro Mining Plc ("PHM" or the "Group") attributable production of 72,541 oz of gold for the first half-year of 2004 is 52% up on the same period in 2003
- The Group is on track to meet its 204,000 oz per annum production target for 2004. Seasonal factors are expected to lead to an increase in production in the second half of the year
- Pokrovskiy Mine production at 60,000 oz of gold for the half year is 26% up on the first half of 2003
- Omchak Joint Venture production of 25,081 oz of gold (50% of which is attributable to the Group) for this period is ahead of expectations. On the basis of past experience a higher level of production can be expected in the second half of the year because of the seasonal character of alluvial production
- The opening of the Pioneer pit, which involved pre-stripping and additional sampling, has supported the Group's confidence in a high-grade deposit. This is proposed to be mined on a trial basis from September 2004 and the previously indicated average grade of 14 g/t is considered achievable. High grades, including visible gold, were encountered in the vicinity of the planned starter pit
- Operating costs per ounce in the first half of 2004 at Pokrovskiy were reduced substantially, compared to the previous year, due to a full production rate being achieved from the Resin-in-Pulp (RIP) plant
- The Group raised £40m (before expenses) in equity funding for, among other purposes, the further development of the PHM's existing and newly acquired assets. Further discussion on development financing is underway with a number of Russian and International Banks

dlw 8/9

Updates by Project

PETER HAMBRO MINING PLC

Pokrovskiy Mine

In the first half-year of 2004, Pokrovskiy Rudnik has continued to improve on the success achieved in 2003, both in production and profitability; 60,000 oz of gold were recovered compared to 47,700 oz during the same period in 2003.

A major success of the half year was the increase in gold production by 26% and substantial reduction in operating costs in comparison to the first half-year of 2003. This was achieved due to the stable operation of the Resin-in-Pulp gold extraction plant, with an achieved throughput rate of 1 million tonnes per year and implementation of the Micromine computer model of the deposit. The use of this model contributed greatly to optimisation of the extraction of mineral resources, and resultant reduction in operating costs and increase in profitability. A more comprehensive analysis of operating costs will be included in the Group's September results.

Mining operations

Volumes moved in the year were increased, reflecting the improved efficiency of the earthmoving fleet. The development of the pit, carried out according to the mine plan, required waste pre-stripping which meant that less ore was moved. However, the amount of high grade ore mined was increased, as was the use of stockpiles, and this more than made up for the planned lower tonnage from the pit. As a result of an increase in volumes moved, tonnes treated, and a slight reduction in head grade, a significant improvement in the amount of gold produced was achieved.

OAO Pokrovskiy Rudnik	Units	2004 1H	2003 1H	Var %
Mining				
Total Material Moved	m3 '000	2,034	1,950	4%
Ore mined	t '000	438	451	(3%)
Average grade	g/t	3.5	3.1	13%
Gold content	oz '000	49.6	44.7	11%
Including high-grade ore	t '000	304	253	20%
Average grade	g/t	4.2	4.2	0%
Gold content	oz '000	41.4	34.4	20%
Plant				
Ore from Pit	t '000	304	234	30%
Grade	g/t	4.2	4.3	(2%)
Ore from Stockpile	t '000	202	128	58%
Grade	g/t	2.8	3.3	(15%)
Total milled	t '000	506	362	40%
Grade	g/t	3.7	3.9	(5%)
[illegible]	oz '000	53.9	41.5	30%

Heap Leach				
Ore Stacked	t '000 309	351		(12%)
Grade	g/t 1.8	2.1		(14%)
Gold Produced	oz '0006.2	6.1	2%	
Total Recovered Gold - Pokrovskiy	oz '00060.0	47.7	26%	

RIP Plant

In the half-year 506,000 tonnes were processed through the RIP plant, compared with 362,000 in the first half of 2003, showing a 40% increase and in line with design capacity. The average grade which was put through the mill was 3.7 g/t, the result of mixing 4.2 g/t material from the pit and lower grade ore of 2.8 g/t from stockpiles. RIP plant production in the reporting period corresponded with the planned production parameters, and, during the whole of the first 6 months of 2004, which included the ramp up period, met its improved design production rate of 1 million tonnes of ore per year. This rate is now being exceeded.

Pokrovskiy Rudnik is on target with its plans to commission the new grinding circuit in the plant in October 2004, with a designed annual capacity of 0.5 million tonnes of ore, thus increasing overall plant capacity to 1.5 million.

Furthermore it is planned to mill 100,000 tonnes of high grade ore from Pioneer starting in September.

Heap Leach

In the first half of 2004 the Pokrovskiy Rudnik altered the design of the heaps, changing to double stacking in order to increase the recovery rates during the heap leach process. The success of this is confirmed by actual production results in the first half-year of 2004 when 6,200 oz of gold were produced. This demonstrates the superior recoveries which make up for the lower tonnage stacked at a lower grade. Double ore stacking also allows increased volumes. During 2004 it is planned to heap leach an additional 100,000 tonnes of ore (an increase of 20%).

Historically the Pokrovskiy Rudnik's production during the first half of the year has been lower than in the second half due to the lower temperatures. Low temperatures decrease heap leach production and have a small impact on production through the mill.

Pokrovskiy Rudnik gold production 2004 vs 2003 monthly

	2003	2004
Month	Oz produced	Oz produced
January	6,466	7,398
February	6,530	6,855
March	4,967	9,661
April	5,890	9,005
May	9,861	11,243
June	13,217	15,863
July	17,275	
August	17,439	
September	13,053	
October	10,732	
November	7,710	
December	8,054	
	121,194	60,025

Exploration and development

During the first half of 2004 further exploration works were undertaken on the Pokrovskiy deposit and its flanks. 3 drill holes were drilled at the western flanks of the deposit defining thick (up to 25 metres) mineralised zones. These zones are similar in their geological structure to the mineralisation at Pokrovskiy Rudnik.

Pioneer Deposit

Exploration and development

The intention to make an early decision on development of the Pioneer project is reinforced by new geological findings resulting from the extensive exploration works on the deposit during the first part of the year.

This work was mainly concentrated on Apophysis No1 and the Promezhutochnaya ore zone, which are both located within the area of the future starter pit. Apophysis No1 was followed north-east for a distance of 320 metres by intersecting drill-holes. A zone of altered ore with a thickness of 15 metres was defined. Assay results are awaited.

At the junction area of Apophysis No1 and Bakhmut zone, a 150m x 120m excavation has been dug, trenched every 4m and sampled every metre within the trenches to give a sampling level suitable for production. Based on the results of the 10% of assays already received, the surface outcrop of Apophysis No1 was defined in this area.

The geological structure of the joint part of Apophysis No1 and Bakhmut zone is a stockwork. In the central part of this stockwork, which will be exploited by the test pit, the content of gold in some samples reaches 200–350 g/t and averages 14.1 g/t for a thickness of 46 metres. The stockwork containing high grades has been intersected at depth by three new drill holes showing average grades of 19.86 g/t for a thickness of 30.5 meters at a depth of 30–60 meters. Previous drill holes show the mineralisation continues to a depth of 150 metres. It is still open at depth. PHM intends to start test mining in this area from September as a preliminary step towards taking a decision to begin production.

Knowledge gained from the start of trial mining has enabled a better understanding of the nature of high grade ore at Pioneer, which is represented by thin (3 – 15 mm) quartz – limonite veins, containing high grade gold. As a result of this the PHM needs to add to its sampling method on the deposit because the present method of sampling could cause understatements in the assessment of the PHM's reserves/resources base if thinner veins were missed. The findings have confirmed the PHM's expectations about the substantial potential of Pioneer.

The Group's Annual Report shows that the Pioneer deposit was thought to host 2.2 million ounces of C reserves and 1.0 million ounces of P1 and 7.0 million ounces of P2 and P3 resources as of the 31 December 2003. Further reserve and resource estimates will accompany the full half year results announcement.

Typographic error in Annual Report

The Peter Hambro Mining plc 2003 Annual Report contains a misprint in the Reserves and Resources Table for the Pioneer Deposit (Page 12). The Apophysis Number 1 ore tonnage for 2004 is understated by a factor of 10 whilst the sum of gold contained is correct. The Apophysis 1 section of the table should read as follows:

		Status at 25.02.03		Status at 01.01.04	
	Category	Ore (t'000)	Gold (oz'000)	Ore (t'000)	Gold (oz'000)
Apophysis 1	C2	278	634	1,540	425
	P1	-	-	1,590	338

It should be noted that the high-grade area identified in 2003 has now been shown to be surrounded by a far larger low grade area.

Chagoyansk

In March 2004 PHM announced the successful acquisition in an open auction of the combined exploration and mining licence over the Chagoyansk gold property in the Amur region, Far East of Russia. The Group's Chief Geologist has expressed the belief that the geological environment at Chagoyansk is similar to the "Carlin Trend"

Agreement covering a joint venture agreement in respect of Chagoyansk with Rio Tinto, one of the world's largest mining companies. During the subsequent months the Group has been working on the finalisation of all the paperwork and has been making preliminary arrangements to start surveying work on the deposit. Detailed agreements for the operation of the joint venture with Rio Tinto are being progressed whilst specific planning for exploration work is underway.

Omchak JV

Production from the 50%-owned Omchak JV is ahead of target for the year. In the first half of 2004 the JV produced 25,081 oz of gold, of which 50% is attributable to Peter Hambro Mining. The JV entities produced 12% more than in the corresponding period last year (22,356 oz in the first half year 2003). Berelekh, one of the JV's entities, is an alluvial gold producer which generates most of its income in the second half of the year because of the seasonal character of alluvial production. The Group expects Omchak production in the second half of the year to be significantly higher than in the first half 2004. Furthermore the effect on Peter Hambro Mining's attributable production will be greater as in 2003 PHM only accounted for the share of production from August at the inception of the JV.

Other exploration work

Further exploration works were carried out across all the other projects of the Group, focusing more on regional exploration and target generation, than definition. 354 km of geological exploration traverses were made and 320 km were tested by lithogeochemical sampling on 100x20 m grids. A geophysical survey has been undertaken on 115 km of trenches and 92,900 m^3 of mechanical excavation of trenches have been done. 6,744 metres of drill holes were drilled. Approximately $1.6 million was spent on these works.

A fuller statement of Exploration Results will accompany the Group's Half Year Results to be released at the end of September.

Ametistovoye Deposit

On the 17th June 2004 Peter Hambro Mining announced that it has signed a memorandum of understanding to acquire the company that holds the licence for the Ametistovoye Deposit in Kamchatka located in the Russian Far East, with Russian C1 & C2 reserves of approximately 1.7 million ounces of gold and over 5 million ounces of silver. PHM is undertaking due diligence on the deposit.

Corporate Activities

PETER HAMBRO MINING PLC

In May 2003 the Group successfully completed an equity fundraising of £40m. (before expenses). These funds are being used for (among other purposes) financing of the Group's projects.
PHM is in discussion with several financial institutions for project finance for a number of different Group projects.

Commenting on today's announcement, Peter Hambro, Executive Chairman of Peter Hambro Mining Plc said:

"I am pleased to report that, at the end of the first half of the year, it seems that we are well on track to meet our 2004 production target of 204,000 oz and that significant progress has been made in further development of all our projects.

We are very enthusiastic about our new findings on Pioneer, where knowledge gained from opening the trial pit and further exploration confirms our original optimism, and we are looking forward to production decisions to be made at Pioneer and Pokrovskiy Rudnik which we believe will put us in a strong position to meet our 5-year production target of 1million ounces of gold per year.

It is further reassuring to see that other major international mining companies have begun to take note of Russia's potential with recent investments and I welcome them warmly to the Russian gold industry."

A conference call to discuss today's trading update will be hosted by Peter Hambro Mining PLC at 11.15 (UK time) today, Monday 26th July.
The Dial-in number is +44 (0) 12964 80100 and the pass code is C817716. Replay will be available for seven days after the call has finished on +44 0129 6618700 with access code 394905.

Enquiries:

Alya Samokhvalova, Director of External Communications, Peter Hambro Mining
+44 (0) 20 7201 8900
Tom Randell/ David Simonson, Merlin
+44 (0) 20 7653 6620